THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

June 8, 2007

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE: Chancery Resources, Inc.
Form SB-2 Registration Statement
SEC File No. 333-141440

Dear Mr. Schwall:

In response to my conversation with Carmen Moncada-Terry yesterday, please be advised that the amount of money subject to creditor claims has been changed to $45,205.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtb